

The presentations made at the UBS Warburg Conference, both oral and written, contain "forward looking statements" within the meaning of the federal securities laws. These forward looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Participants at the conference and readers of these materials are cautioned not to put undue reliance on these forward looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors (many of which are outside the Company's control) that could cause actual events or results to differ materially from those expressed or implied by the forward looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to, (a) the treatment of the Company's claims in the chapter 11 cases of its primary tenant, Vencor, Inc. and certain of its affiliates (collectively referred to in this paragraph as "Vencor"), as well as certain of its other tenants, (b) the ability of Vencor and the Company's other operators to maintain the financial strength and liquidity necessary to satisfy their respective obligations and duties under the leases and other agreements with the Company, and their existing credit agreements, (c) the extent of future health care reform and regulation, including cost containment measures and changes in reimbursement policies and procedures, (d) the ability of the Company to pay down, refinance, restructure, and/or extend its indebtedness as it becomes due, and (e) the ability and willingness of the Company to maintain its qualification as a real estate investment trust due to economic, market, legal, tax or other considerations. The Company refers you to its annual report on Form 10-K for the year ended December 31, 1999 as well as subsequent reports on Form 10-Q filed with the Securities and Exchange Commission for a discussion of certain of these factors.

# ■ History

- ◆ 1998 Ventas Reorganization
  - Spin-off of Vencor

# ■ Business Plan: Survival

- ◆ Restructure Vencor
- ◆ Settle $1.3 Billion Department of Justice Investigation/Whistleblower Lawsuits
- ◆ Restructure $1 Billion Ventas Debt

# ■ Real Estate Investment Trust

- ◆ Geographically Diverse Portfolio Located in 36 States
  - 216 Skilled Nursing Facilities
    - ▪ 28,000 Beds
  - 45 Hospitals
    - ▪ 4,000 Beds
  - 8 Personal Care Facilities

- ◆ 100% Owned Assets - No Mortgages

- ◆ Leased on Long-Term Triple Net Basis

# ■ 1999 - 2000 Events

- ◆ Vencor Reorganization
  - Reached Agreement with Vencor and Vencor Creditors on Final Terms of Reorganization Plan
    - Plan Filed December 2000
    - Voting Deadline - February 2001
    - Confirmation Hearing - March 1, 2001
    - Effective 1H 2001

- ◆ Government Settlement
  - Release for Medicare Billing Issues
  - Dismissal of all Whistleblower Actions
  - Extraordinary Result

# ■ 1999 - 2000 Events

- ◆ Ventas Debt - $1 Billion
    - • New Credit Facility in Place - Rolling Maturities through 2007
        - ▪ Earliest - December 31, 2002
    - • No Asset Sales or Dilutive Transactions

# ■ **Ventas Financial Summary**

- ◆ Vencor Restructuring - Ventas Treatment

- ◆ Annual Rent - May 1, 2001 - April 30, 2004
  - 3.5% Escalator Per Year

| ($Millions) - All Cash | |
| --- | --- |
| $ 180.7 | 05/01/01 - 04/30/02 |
| $ 187.0 | 05/01/02 - 04/30/03 |
| $ 193.6 | 05/01/03 - 04/30/04 |

# ■ **Ventas Financial Summary**

- ◆ Vencor Restructuring - Ventas Treatment
  - Re-set Right - 2006
    - Unilateral Right to Reset Lease to "Market"
    - Capture Upside in REIT Compliant way
  - Vencor Equity - 9.99%
    - Highly speculative valuation
    - Sensitive to EBITDAR and Vencor Multiple
    - Vencor Bankruptcy Filing Places $439 Million Value on Total Vencor Equity

# ■ **Ventas Financial Summary**

- ◆ Ventas Debt
  - Amortized $87 Million Debt in 2000
    - ■ $35 Million Scheduled March 31, 2001
  - No Asset Sales or Dilutive Transactions
  - Fixed Obligations - $852 Million of Long-Term Debt - March 31, 2001
    - » LIBOR Spreads (275-425); LIBOR Fixed at 6%

| Ventas Debt | | | |
|---|---|---|---|
| Pro Forma March 31, 2001 | | | |

($ Millions)

| | Maturity | Balance | Rate | Interest |
|---|---|---|---|---|
| Tranche A | 12/31/02 | $ 98,000 | 8.75% | $ 8,575 |
| Tranche B | 12/31/05 | 280,000 | 9.75% | 27,300 |
| Tranche C | 12/31/07 | 474,000 | 10.25% | 48,585 |
| Annual Deferred Fees | | | | 2,500 |
| **Total** | | **$ 852,000** | **10.21%** | **$ 86,960** |

*Global Healthcare Services Conference*

# ■ Ventas Financial Summary

- ◆ Fixed Obligations
  - • Government Settlement
    - ▪ Ventas Portion - $104 Million
      - » $34 million payable at Vencor Effective Date
      - » $70 million payable quarterly over five (5) years at 6% interest
      - » Level payment schedule - $16 million annual cash flow obligation

# ■ **Key Features**

- ◆ Strong Internal Revenue Growth
  - • 3 1/2% Rent Increase Annually

| In ($Millons) | | |
|---|---|---|
| **Date** | **Rent** | **Per Share** |
| April 30, 2002 | $6.3 | $0.09 |
| April 30, 2003 | $6.5 | $0.09 |
| April 30, 2004 | $6.8 | $0.10 |

# ■ Key Features

◆ Property Level Fundamentals

| Facility Level Coverage | |
|---|---|
| **EBITDARM/Rent** (1) | **EBITDAR/Rent** (1) |
| SNFs      1.88 x | 1.50 x |
| Hospitals      2.28 x | 1.88 x |
| Blended      2.03 x | 1.64 x |

(1) Based on 9 month 2000 actual results annualized and 2001 rent levels.

• Each property is in this range of coverage

# ■ Key Features

- ◆ Net Asset Value ($ Millions)



- • NAV per share
    - ▪ Cap Rate $7.80 - $11.70
    - ▪ Per Bed $8.20 - $14.00

# ■ **Key Features**

- ◆ Net Asset Value Assumptions

  - Cap Rate Assumptions
    - 10.5-12.5% SNFs; 11.5-13.5% hospitals

  - Bed Price Assumptions
    - $35-$45k per bed SNFs; $130-$160k per bed hospitals

  - No value placed on Vencor equity

  - Regulatory barriers to entry limit new supply

  - Based on 12/31/00 balance sheet and 1/1/02 rent

# Areas of Opportunity

- Reduce Debt Costs
  - 100 bps Improvement = $8.5 Million ($.12/share)

- Vencor Equity
  - Maximizing Valuation
  - Appreciation Allows De-levering

- Potential for Increased Dividend
  - Credit Agreement Provides Minimum REIT Dividend
    - Paydown/Re-finance of $78 Million after March 31, 2000
  - Quarterly Schedule

- Diversification

# ■ Recap

- ◆ Vencor Plan Near Completion

- ◆ Government Settlement Approved

- ◆ Ventas Long-Term Debt Restructuring in Place

- ◆ Ventas Stable and Improving
  - Strong Cash Flow Growth
  - Substantial Net Asset Value
  - Debt Amortization and Potential Rate Reduction
  - Capture Upside through Vencor Equity and Re-set Right
  - Potential Dividend Increase
  - Industry Perception Improving

